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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. _________)*


                         American Xtal Technology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   030514-10-3
                                 (CUSIP Number)

                                 Not applicable
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 pages

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------------------------                              --------------------------
CUSIP NO.  030514-10-3              13G                        PAGE 2 OF 8 PAGES
------------------------                              --------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Morris S. Young, as Trustee of the Young Family Trust and
            General Partner of the Morris S. Young Family Ltd. Partnership
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
----------- --------------------------------------------------------------------
                          5      SOLE VOTING POWER

                                 1,913,600
      NUMBER OF        --------- -----------------------------------------------
       SHARES             6      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                   20,000
       BY EACH         --------- -----------------------------------------------
      REPORTING           7      SOLE DISPOSITIVE POWER
       PERSON
        WITH                     1,913,600
                       --------- -----------------------------------------------
                          8      SHARED DISPOSITIVE POWER

                                 20,000
----------- --------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,933,600
----------- --------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*
            [X]
----------- --------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            12%
----------- --------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON *

            IN
----------- --------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 8 pages


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------------------------                              --------------------------
CUSIP NO.  030514-10-3              13G                        PAGE 3 OF 8 PAGES
------------------------                              --------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Vicke I. Young, as Trustee of the Young Family Trust and
            General Partner of the Morris S. Young Family Ltd. Partnership
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
----------- --------------------------------------------------------------------
                          5      SOLE VOTING POWER
                                 1,913,600
      NUMBER OF        --------- -----------------------------------------------
       SHARES             6      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                   20,000
        EACH           --------- -----------------------------------------------
      REPORTING           7      SOLE DISPOSITIVE POWER
       PERSON
        WITH                     1,913,600
                       --------- -----------------------------------------------
                          8      SHARED DISPOSITIVE POWER

                                 20,000
----------- --------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,933,600
----------- --------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*
            [X]
----------- --------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            12%
----------- --------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON *

            IN
----------- --------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 3 of 8 pages


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------------------------                              --------------------------
CUSIP NO.  030514-10-3              13G                        PAGE 4 OF 8 PAGES
------------------------                              --------------------------

ITEM 1.

        (a)    Name of Issuer:

               American Xtal Technology, Inc.

        (b)    Address of Issuer's Principal Executive Offices:

               4281 Technology Drive
               Fremont, CA  94538

ITEM 2.

        (a)    Name of Person Filing:

                Morris S. Young & Vicke I. Young, each in his/her capacity as Trustee of the Young Family Trust and as General Partner of the Morris S. Young Family Ltd. Partnership

        (b)    Address of Principal Business Office or, if none, Residence:

               Morris S. Young                     Vicke I. Young
               4281 Technology Drive               4281 Technology Drive
               Fremont, CA  94538                  Fremont, CA  94538

        (c)    Citizenship:

               Morris S. Young:     United States of America
               Vicke I. Young:      United States of America

        (d)    Title of Class of Securities:

               Common Stock

        (e)    CUSIP Number:

               Not applicable.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b), OR 240.13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

        (a) [ ] Broker or Dealer registered under section 15 of the Act

        (b) [ ] Bank as defined in section 3(a)(6) of the Act

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act


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------------------------                              --------------------------
CUSIP NO.  030514-10-3              13G                        PAGE 5 OF 8 PAGES
------------------------                              --------------------------


        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940

        (e) [ ] Investment adviser in accordance with Section 240.13d-1(b)(1)
                (ii)(E)

        (f) [ ] An employee benefit plan or endowment fund in accordance with
                Section 240.13d-1(b)(1)(ii)(F);

        (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

        (h) [ ] Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

        (i) [ ] Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

        (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

ITEM 4. OWNERSHIP

        (a)    Amount Beneficially Owned:

               1,933,600

        (b)    Percent of Class:

               12%, based on 16,116,675 shares outstanding on December 31, 1998.

        (c)    Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote:  1,913,600(1)

               (ii)   shared power to vote or to direct the vote:  20,000(2)

               (iii)  sole power to dispose or to direct the disposition of:
                      1,913,600(3)

               (iv)   shared power to dispose or to direct the disposition of:
                      20,000(4)

--------

(1) Either Morris S. Young or Vicke I. Young may act in his/her individual capacity as Trustee of the Young Family Trust to vote or direct the vote of 781,400 shares and as General Partner of the Morris S. Young Family Ltd. Partnership to vote or direct the vote of 1,132,200 shares.

(2)     20,000 shares are held by the children of Morris S. Young and Vicke I.
        Young.

(3) Either Morris S. Young or Vicke I. Young may act in his/her individual capacity as Trustee of the Young Family Trust to dispose or direct the disposition of 781,400 shares and as General Partner of the Morris S. Young Family Ltd. Partnership to dispose or direct the disposition of 1,132,200 shares.

(4)     20,000 shares are held by the children of Morris S. Young and Vicke I.
        Young.


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------------------------                              --------------------------
CUSIP NO.  030514-10-3              13G                        PAGE 6 OF 8 PAGES
------------------------                              --------------------------


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF THE GROUP

          Not applicable.

ITEM 10.  CERTIFICATION

          Not applicable.

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------------------------                              --------------------------
CUSIP NO.  030514-10-3              13G                        PAGE 7 OF 8 PAGES
------------------------                              --------------------------


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 5, 1999

                                            /s/ Morris S. Young
                                            ------------------------------------
                                            Morris S. Young


                                            /s/ Vicke I. Young
                                            ------------------------------------
                                            Vicke I. Young

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------------------------                              --------------------------
CUSIP NO.  030514-10-3              13G                        PAGE 8 OF 8 PAGES
------------------------                              --------------------------

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

        WHEREAS, the statement on Schedule 13G to which this agreement is an exhibit (the "Joint Statement") is being filed on behalf of two or more persons (collectively, the "Reporting Persons"); and

        WHEREAS, the Reporting Persons prefer to file the Joint Statement on behalf of both Reporting Persons rather than individual statements on Schedule 13G on behalf of each of the Reporting Persons;

        NOW, THEREFORE, the undersigned hereby agree as follows with each of the other Reporting Persons:

        1. Each of the Reporting Persons is individually eligible to use the Joint Statement.

        2. Each of the Reporting Persons is responsible for the timely filing of the Joint Statement and any amendments thereto.

        3. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such person contained in the Joint Statement.

        4. None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in the Joint Statement, unless such person knows or has reason to believe that such information is inaccurate.

        5. The undersigned agree that the Joint Statement is, and any amendment thereto will be, filed on behalf of each of the Reporting Persons.

Date:  February 5, 1999


                                            Morris S. Young
                                            ------------------------------------
                                            Morris S. Young


                                            Vicke I. Young
                                            ------------------------------------
                                            Vicke I. Young

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